UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number 001-03970

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

HARSCO CORPORATION

350 Poplar Church Road

Camp Hill, PA  17011

Telephone (717) 763-7064

Harsco Retirement Savings
and Investment Plan

Financial Statements December 31, 2010 and 2009

And Supplemental Schedule December 31, 2010

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Harsco Retirement Savings and Investments Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harsco Retirement Savings and Investments Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 29, 2011

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)
Assets	December 31 2010	December 31 2009

Participant directed investments, at fair value	$ 168,147	$ 167,925

Receivables:
Employer contributions	99	95
Participant contributions	208	198
Dividends	329	348
Notes receivable from participants	3,090	3,047
Total receivables	3,726	3,688

Net assets available for benefits	$ 171,873	$ 171,613

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)	For the Year Ended December 31 2010

Investment income:
Net appreciation in the fair value of investments	$ 4,238
Dividends	3,380
Interest – participant loans	205
Total investment income	7,823

Contributions:
Employer	3,383
Participants	7,603
Total contributions	10,986

Net transfers out due to employee classification change (See Note 1)	(4)
Withdrawals	(18,516)
Administrative fees	(29)
Net increase in net assets available for benefits	260

Net assets available for benefits
December 31, 2009	171,613

December 31, 2010	$ 171,873

The accompanying notes are an integral part of the financial statements.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1.                         Plan Description

The following description of the Harsco Retirement Savings and Investment Plan (the “Plan”) provides only an abbreviated summary of the general provisions of the Plan.  Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan providing retirement benefits to eligible employees.  The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and with the requirements for qualification under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”).

All U.S. salaried non-union employees (including officers), with the exception of Harsco Corporation’s (the “Company”) Harsco Industrial - Air-X-Changers division salaried employees, who are employed by the Company or any subsidiary of either the Company or a subsidiary which adopts this Plan with the approval of the Company are deemed “Eligible Employees.”  Also eligible are employees covered by a collective bargaining agreement where the agreement provides for the employees’ eligibility to participate in the Plan.  New employees deemed Eligible Employees under this Plan are eligible to participate in the Plan as of the first payroll of January, April, July or October after the date of hire.

Throughout the year, employees may be transferred to various positions within the Company, which may result in a transfer between various retirement plans sponsored by the Company.  This is shown as “Net transfers out due to employee classification change” on the Statement of Changes in Net Assets Available for Benefits.

Contributions

To participate in the Plan, an Eligible Employee must elect to contribute to the Plan through payroll deductions each pay period.  Contributions are in whole percentages from 1% to 75% of compensation received for services as an employee of the Company or any subsidiary of the Company.  The participant designates what percentage of such contributions will be “Pre-Tax Contributions” and what percentage will be “After-Tax Contributions.”  A participant who makes Matched Pre-Tax and/or Matched After-Tax Contributions in an aggregate amount of 6% of his or her compensation may also elect to contribute from 1% to 69% of his or her compensation as an Unmatched Pre-Tax Contribution and from 1% to 16% of his or her compensation as an Unmatched After-Tax Contribution, subject to Internal Revenue Service (“IRS”) and Plan limitations.  In no event during the year may (a) Matched Pre-Tax and Matched After-Tax Contributions exceed 6% of compensation, (b) Unmatched Pre-Tax and Unmatched After-Tax Contribution exceed 69% of compensation or (c) Pre-Tax Contributions exceed the amount specified by the Code which was $16,500 for the year ended December 31, 2010 for participants under 50 years of age.  For participants who turned 50 on or before the end of the calendar year, the pretax limit was $22,000 in 2010 as a result of an additional $5,500 “catch-up contributions” allowed by the Code.  Pre-Tax Contributions constitute a reduction in the participant’s taxable income for purposes of Section 401(k) of the Code.  After-Tax Contributions are considered to be the participant’s contributions to the Plan and do not constitute a reduction in the participant’s taxable income for the purposes of Section 401(k) of the Code.  Participants may also contribute amounts representing distributions from other qualified retirement plans.

Pursuant to the Plan, the Company makes contributions in cash to the trustee for the account of each participant in an amount equal to 100% of the first 3% of such participant’s compensation designated as Matched Pre-Tax Contributions and/or Matched After-Tax Contributions, and 50% of the sum of the next 2% of each eligible Participant’s Matched Pre-Tax Contributions and/or Matched After-Tax contributions for the period.  These contributions are referred to as “Company Matching Contributions.”

As of December 31 of each plan year, the employer may make a Company discretionary contribution to the Plan in an amount determined by the Company’s Board of Directors.  Employer discretionary contributions are allocated to the accounts of eligible participants in the proportion that each eligible participant’s compensation bears to the aggregate compensation of all eligible participants who are entitled to an allocation of the Company discretionary contribution for that Plan year.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon and Company matching contributions to the Plan.  Vesting in the Company’s discretionary contributions is based on years of vesting service.  A participant is 100% vested in the Company’s discretionary contributions after five years of credited service for any discretionary contributions made to the Plan for Plan years ending on or before December 31, 2006.  For years commencing on and after January 1, 2007, the participant is 100% vested in the Company’s discretionary contributions after three years of credited service.  For amounts transferred from the Harsco Corporation Savings Plan, a participant is vested in the Company’s matching accounts after three years of credited service.

Administration

The Company pays administration fees related to maintaining the Plan as a whole.  Fees for investment management, which include record keeper fees, are paid by the Plan.  Loan setup fees, quarterly loan fees and withdrawal fees are paid by the participant.  Transfers in and out of the Harsco Corporation Common Stock Fund are assessed a $0.023 commission per share transferred, which are paid by the participant.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $500 to a maximum of 50% of their vested account balance, not to exceed $50,000.  Loan transactions are treated as a transfer to (from) the respective investment fund(s) from (to) the Participant Loans fund.  The participant may choose the loan repayment period, not to exceed five years.  However, the term may be for any period not to exceed 15 years if the purpose of the loan is to acquire the participant’s principal residence.  The loans are collateralized only by the portion of the participant’s account from which the loan is made and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator.  Interest rates on outstanding loans, based on the prime rate plus one percent, ranged from 4.25% to 10.50% at December 31, 2010, with maturity dates ranging from 2011 to 2023.  Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant or beneficiary may elect one of three options.  The participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account; a portion paid in a lump-sum, and the remainder paid later; or annual installments over not more than fifteen years.

Investment Options

The Plan, comprised of participant-directed contributions, contains the following investment options at December 31, 2010:

(1)

Harsco Corporation Common Stock Fund – a fund consisting of Common Stock of Harsco Corporation purchased in the open market or through privately negotiated transactions to the extent permitted by rules of the New York Stock Exchange and the Securities and Exchange Commission.

(2)	American Funds EuroPacific Growth Fund – a long-term growth oriented fund consisting primarily of stocks of issuers located in Europe and the Pacific Basin.

(3)	American Funds Growth Fund of America – a long-term growth oriented fund consisting primarily of stocks that American Funds management believes offer superior opportunities for growth of capital.

(4)

Thornburg Core Growth Fund – a fund consisting primarily of investments in domestic equity securities selected for their growth potential.  However, the fund may own a variety of securities including foreign equity securities and debt securities.

(5)

CRM Mid Cap Value Fund – a fund seeking long-term capital appreciation.  The fund normally invests at least 80% of its total assets in a diversified portfolio of equity or equity-related securities including common and preferred stocks of companies that have a market capitalization equal to those of companies in the Russell Midcap Value Index and those publicly traded on a U.S. securities market.

(6)	Dodge & Cox Stock Fund – a fund consisting principally of common stock with a primary objective of long-term growth and income. The fund’s secondary objective is to achieve reasonable current income.

(7)

Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Portfolio – a fund consisting primarily of equity securities of companies in the U.S. real estate industry, including real estate investment trusts.  The fund seeks to provide above average current income and long-term capital appreciation.

(8)	Neuberger Berman Genesis Fund – a fund consisting mainly of common stock of small capitalization companies that offer potential for capital growth.

(9)

PIMCO Total Return Fund – a fund consisting, under normal circumstances, of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.  The fund seeks maximum total returns, consistent with preservation of capital and prudent investment management.

(10)

Putnam Bond Index Fund – a fund consisting of a sample of securities included in the Barclay’s Aggregate Bond Index.  The fund’s goal is to achieve a return, before the assessment of any fees that closely approximates the index.  The fund is held in a common collective trust that allows for daily liquidity for the participant.

(11)

Putnam Money Market Fund – a fund seeking as high a rate of current income as Putnam’s management believes is consistent with preservation of capital and maintenance of liquidity.  The fund consists of short-term high-quality money market securities.  Investments in this fund are neither insured nor guaranteed by the U.S. government.

(12)	Vanguard Institutional Index Fund – a fund consisting of investments in the same stocks and in substantially the same percentages as the S&P 500 Index.

(13)

T. Rowe Price Retirement Income Fund and T. Rowe Price Retirement Funds (2005-2055) – a series of funds employing an asset allocation strategy based on investors’ projected retirement year.  The fund invests in a combination of T. Rowe Price mutual funds representing different types of stocks and bonds.

Plan Termination

While the Company has not expressed any intent to discontinue the Plan, it reserves the right to terminate the Plan at any time or discontinue contributions thereunder.  In the event such discontinuance resulted in the termination of the Plan, the accounts of each affected employee who has not yet incurred a break in service would be fully vested.  Complete distributions or withdrawals would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

2.                         Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  The fair value framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;
	•	Quoted prices for identical or similar assets or liabilities in inactive markets;
	•	Inputs other than quoted prices that are observable for the asset or liability; and
	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan primarily applies the market approach for fair value measurements and endeavors to utilize the best available information.  Accordingly, the Plan utilizes valuation techniques that maximize the use of observable inputs, such as quoted prices in active markets, and minimize the use of unobservable inputs.  The Plan is able to classify fair value balances based on the observability of those inputs.  The employer common stock fund is valued at its year-end unit closing price (comprised of year-end market price of the Company’s stock plus uninvested cash portion) and is classified as Level 1.  The net asset values of mutual funds are classified as Level 1 fair value based on quoted prices in active markets.  The value of the collective trust is determined using the market price of the underlying securities and the value of the investment contracts.  The value of the collective trust is classified as Level 2 fair value based on information reported by the investment advisor using the audited financial statements of the common collective trust at year-end.  The Plan does not have any unfunded commitments and participants can only redeem their shares in the collective trust on the valuation date of the investment, which is calculated on a monthly basis.  At December 31, 2010 and 2009, and for the years then ended, the plan had no assets classified as Level 3.

The Plan recognizes the methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.   While the Plan believes its valuation methods are appropriate and consistent with other market participants for the Plan, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010

(in thousands)	Level 1	Level 2	Total

Mutual funds:
Growth funds	$ 50,970	$ -	$ 50,970
Balance funds	29,312	-	29,312
Money market funds	17,115	-	17,115
Index funds	12,538	-	12,538
Fixed income funds	10,723	-	10,723
Total mutual funds	120,658	-	120,658

Common stock fund-employer	45,536	-	45,536
Collective trust	-	1,953	1,953

Total assets	$ 166,194	$ 1,953	$ 168,147

	December 31, 2009

(in thousands)	Level 1	Level 2	Total

Mutual funds:
Growth funds	$46,458	$-	$46,458
Balance funds	23,541	-	23,541
Money market funds	19,319	-	19,319
Index funds	11,772	-	11,772
Fixed income funds	9,842	-	9,842
Total mutual funds	110,932	-	110,932

Common stock fund-employer	54,733	-	54,733
Collective trust	-	2,260	2,260

Total assets	$165,665	$2,260	$167,925

Payment of Benefits

Benefit payments to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Income Recognition

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the market value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

The purchase and sale of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.  Both participant contributions and Company matching contributions are accrued in the period of the related payroll deductions.

Forfeitures

Forfeitures, which are a result of participant withdrawals prior to their full vesting in the Plan, are used to restore accounts, to pay Plan fees and expenses, and to reduce the amount of future Company matching contributions or Company discretionary contributions as directed by the Plan administrator.  In 2010 and 2009, forfeited amounts of $51,984 and $81,938, respectively, were used to offset Company matching contributions, while $8,364 and $6,940 remained in a money market fund at December 31, 2010 and 2009, respectively, to be used to offset future Company matching contributions.

Recently Adopted Accounting Standards

For its December 31, 2010 financial statements, the Plan adopted changes issued by the Financial Accounting Standards Board in Accounting Standards Update (“ASU”) 2010-25, Plan Accounting - Defined Contribution Plans, which requires that participant loans be classified as notes receivable from participants and be segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The classification of participant loans as notes receivable from participants acknowledges that participant loans are unique from other investments in that a participant taking out such a loan essentially borrows against its own individual vested benefit balance.  Measuring participant loans at their unpaid principal balance plus accrued but unpaid interest, rather than at fair value, is more meaningful since participant loans cannot be sold by the Plan and, if a participant were to default, the participant’s account would be reduced by the unpaid balance of the loan, and there would be no effect on the Plan’s investment returns or any other participant’s account balance.  The adoption did not materially impact the Plan’s financial statements.  As required by ASU 2010-25, the Plan retrospectively classified participant loans as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

3.                         Investments

The following table separately identifies those investments which represent five percent or more of the Plan’s net assets at December 31, 2010 with comparable information for 2009:

(In thousands)	December 31 2010	December 31 2009

Harsco Corporation Common Stock Fund	$ 45,536	$ 54,733
Putnam Money Market Fund	17,115	19,319
American Funds Growth Fund of America	16,057	14,675
Vanguard Institutional Index Fund	12,538	11,772
PIMCO Total Return Fund	10,723	9,842
American Funds EuroPacific Growth Fund	10,636	10,589
Neuberger Berman Genesis Fund	8,678	7,268
Dodge & Cox Stock Fund	8,630	8,273

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value as follows:

(in thousands)	Year Ended December 31 2010
Mutual funds	$ 10,563
Common stock fund - Employer	(6,460)
Collective trust	135

Net appreciation	$ 4,238

4.                         Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Putnam Investments.  Putnam Investments is a sister company of Mercer Human Resource Services which is the trustee and record keeper for the plan.  Transactions in these funds qualify as party-in-interest transactions.

Transactions in the Harsco Corporation Common Stock Fund also qualify as party-in-interest transactions.  For the years ending December 31, 2010 and 2009, the Plan purchased $10,784,897 and $7,163,711, respectively, of Company common stock, and sold $12,623,336 and $7,668,380, respectively.

5.                         Plan Amendments

Effective January 1, 2009, the Plan was amended to provide for the waiver of required minimum distributions for 2009.  A participant or beneficiary who would have been required to receive required minimum distributions for 2009 did not receive those distributions for 2009, as allowed under Internal Revenue Code 401(a)(9)(H), unless the participant or beneficiary elected to receive them.

6.      Tax Status

The Company received a determination letter from the IRS dated May 8, 2009, that the Plan, as amended January 29, 2007, is a qualified plan under Sections 401(a) and 401(k) of the Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7.                         Risks and Uncertainties

Investment securities held in the Plan’s investment options are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

8.      Subsequent Events

The Plan has determined that no material events or transactions occurred subsequent to December 31, 2010 and through the date of financial statement issuance which would require additional disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500

December 31, 2010
(In thousands)
(a) Party In Interest	(b) & (c) Identity of Issue and Description of Investment	(d) Current Value
*	Common Stock Fund – Employer: Harsco Corporation Common Stock	$45,536

*	Participant Loans (1)	3,090

*	Collective Trust: Putnam Bond Index Fund	1,953

	Mutual Funds: Vanguard Institutional Index Fund	12,538
*	Putnam Money Market	17,115
	American Funds EuroPacific Growth Fund	10,636
	Neuberger Berman Genesis Fund	8,678
	PIMCO Total Return Fund	10,723
	Dodge & Cox Stock Fund	8,630
	Morgan Stanley Institutional Fund, Inc. U.S. Real Estate Portfolio	3,897
	CRM Mid Cap Value Fund	2,285
	Thornburg Core Growth Fund	788
	American Funds Growth Fund of America	16,057
	T Rowe Price Retirement Income	1,246
	T Rowe Price Retirement 2005	653
	T Rowe Price Retirement 2010	2,666
	T Rowe Price Retirement 2015	5,374
	T Rowe Price Retirement 2020	6,290
	T Rowe Price Retirement 2025	4,640
	T Rowe Price Retirement 2030	3,597
	T Rowe Price Retirement 2035	1,900
	T Rowe Price Retirement 2040	1,714
	T Rowe Price Retirement 2045	839
	T Rowe Price Retirement 2050	269
	T Rowe Price Retirement 2055	123

	Total Mutual Funds	120,658

	Total Assets Held for Investment Purposes	$171,237

* Represents party in interest

(1) Participant Loans mature from 2011 to 2024 and interest rates on these loans range from 4.25% to 10.5%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HARSCO RETIREMENT SAVINGS AND INVESTMENT PLAN

Date	June 29, 2011	/s/ Mark E. Kimmel
Mark E. Kimmel
General Counsel & Corporate Secretary

EXHIBIT INDEX

Number	Description
23	Consent of Independent Registered Public Accounting Firm